

October 24, 2013

Via E-mail
Robin Looban
Chief Executive Officer, Chief Financial Officer, and Director
DogInn, Inc.
1380 Lougar Ave
Sarnia, Ontario N7S 5N7
Canada

> **Re:** **DogInn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed June 6, 2013**
> **File No. 333-173438**

Dear Ms. Looban:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that the financial statements as of and for the year ended December 31, 2011 was audited by another auditor; however, the audit opinion has not been included in your Form 10-K. Please amend your Form 10-K to include the predecessor's audit report that covers the financial statements as of and for the year ended December 31, 2011.

2.   We also note that the audit report provided by Anton & Chia LLP does not include an opinion on the financial statements for the cumulative period from July 15, 2010 (inception) through December 31, 2012 included in your Form 10-K. Please amend your Form 10-K to include an audit report that covers all of the periods presented in your financial statements including this cumulative period.

3.   We further note that the audit report provided by Anton & Chia LLP does not indicate the state where issued. Please have Anton & Chia LLP revise their audit report accordingly. Refer to Rule2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief